Exhibit d(2)(xxxix)

ADDENDUM TO PORTFOLIO MANAGEMENT AGREEMENT

Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, New York 10105

August 15, 2008

NFJ Investment Group L.P.

2100 Ross Avenue, Suite 700

Dallas, TX 75201

RE:	Allianz Global Investors Value Fund

Ladies and Gentlemen:

This will confirm the agreement between Allianz Global Investors Fund Management LLC (formerly PA Fund Management LLC) (the “Adviser”) and NFJ Investment Group L.P. (the “Portfolio Manager”) as follows:

1. Allianz Funds (the “Trust”) is an open-end management investment company organized as a Massachusetts business trust and consisting of such separate investment portfolios as have been or may be established by the Trustees of the Trust from time to time. Up to eight separate classes of shares of beneficial interest in the Trust are offered to investors with respect to each investment portfolio. Allianz Global Investors Value Fund (formerly, Allianz OCC Value Fund) (the “Fund”) is a separate investment portfolio of the Trust.

2. In reliance on and in accordance with a Securities and Exchange Commission order (the “Order”) granted to the Trust under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, the Trustees of the Trust, including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust, have authorized the replacement of the Fund’s current sub-adviser, Oppenheimer Capital LLC (“OCC”), a wholly-owned indirect subsidiary (as defined in section 2(a)(43) of the 1940 Act) of Allianz Global Investors of America L.P. (“AGI”), with the Portfolio Manager, also a wholly-owned indirect subsidiary of AGI, without approval of the Fund’s shareholders, and have made various required findings required under the Order, and the portfolio management agreement between the Adviser and OCC with respect to the Fund has been terminated as of the date hereof.

3. The Adviser and the Portfolio Manager have entered into a Novation Agreement dated September 30, 2002, pursuant to which the Adviser agreed to assume the duties of Allianz Global Investors of America L.P. (formerly Allianz Dresdner Asset Management of America L.P.) (the “Prior Adviser”) under a Portfolio Management Agreement between the Prior Adviser and the Portfolio Manager dated May 5, 2000 (as novated and as from time to time in effect, the “Agreement”), to provide investment advisory and other services specified in the Agreement to specified series of the Trust, and the Portfolio Manager has accepted such employment.

4. As provided in paragraph 1 of the Agreement, the Adviser hereby appoints the Portfolio Manager to serve as Portfolio Manager with respect to the Fund, and the Portfolio Manager accepts such appointment, the terms and conditions of such employment to be governed by the Agreement, which is hereby incorporated herein by reference. The Adviser and the Portfolio Manager agree to observe the applicable terms of the Order while the Agreement remains in effect with respect to the Fund.

5. As provided in paragraph 5 of the Agreement and subject to further conditions set forth therein, the Adviser shall with respect to the Fund pay the Portfolio Manager a monthly fee at the following annual rate based upon the average daily net assets of the Fund:

Fund	Fee Rate
Allianz Global Investors Value Fund	0.35%

6. This Addendum and the Agreement shall take effect with respect to the Fund as of the date hereof, and shall remain in effect, unless sooner terminated as provided in the Agreement and herein, with respect to the Fund for a period of two years following such effective date. This Addendum and the Agreement shall continue thereafter on an annual basis with respect to the Fund provided that such annual continuance is specifically approved at least annually (a) by vote of a majority of the Board of Trustees of the Trust, or (b) by vote of a majority of the outstanding voting securities (as such term is defined in 1940 Act and the rules and regulations thereunder, as amended from time to time) of the Fund, and provided that continuance is also approved by vote of a majority of the Board of Trustees of the Trust who are not parties to this Addendum or the Agreement or “interested persons” (as such term is defined in the 1940 Act and the rules and regulations thereunder, as amended from time to time) of the Trust, the Adviser, or the Portfolio Manager, cast in person at a meeting called for the purpose of voting on such approval. This Addendum and the Agreement may not be materially amended with respect to the Fund without a majority vote of the outstanding voting securities (as such term is defined in the 1940 Act and the rules and regulations thereunder, as amended from time to time) of the Fund, except to the extent permitted by any exemption or exemptions that have or may be granted upon application to the Securities and Exchange Commission (the “SEC”) or by any applicable SEC rule.

This Addendum and the Agreement may be terminated:

(a) by the Trust at any time with respect to the services provided by the Portfolio Manager, without the payment of any penalty, by vote of a majority of the Board of Trustees of the Trust or by vote of a majority of the outstanding voting shares of the Trust or, with respect to the Fund, by vote of a majority of the outstanding voting securities (as such term is defined in the 1940 Act and the rules and regulations thereunder, as amended from time to time) of the Fund, on 60 days’ written notice to the Portfolio Manager;

(b) by the Portfolio Manager at any time, without the payment of any penalty, upon 60 days’ written notice to the Adviser;

(c) by the Adviser at any time, without the payment of any penalty, upon 60 days’ written notice to the Portfolio Manager.

However, any approval of this Addendum and the Agreement by the holders of a majority of the outstanding voting securities (as such term is defined in the 1940 Act and the rules and regulations thereunder, as amended from time to time) of the Fund shall be effective to continue this Addendum and the Agreement with respect to the Fund notwithstanding (a) that this Addendum and the Agreement have not been approved by the holders of a majority of the outstanding shares of any other investment portfolio of the Trust or (b) that this Addendum and the Agreement have not been approved by the vote of a majority of the outstanding shares of the Trust, unless such approval shall be required by any other applicable law or otherwise. This Addendum and the Agreement will terminate automatically with respect to the services provided by the Portfolio Manager in the event of its assignment (as that term in defined in the 1940 Act and the rules and regulations thereunder, as amended from time to time) by the Portfolio Manager.

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If the foregoing correctly sets forth the agreement between the Adviser and the Portfolio Manager, please so indicate by signing and returning to the Adviser the enclosed copy hereof.

Very truly yours,

Allianz Global Investors Fund Management LLC

By:	/s/ E. Blake Moore, Jr.
Name:	E. Blake Moore, Jr.
Title:	Chief Executive Officer

ACCEPTED:

NFJ Investment Group L.P.

By:	/s/ Barbara Claussen
Name:	Barbara Claussen
Title:	Managing Director, Chief Operating Officer

By:	/s/ Paul Magnuson
Name:	Paul Magnuson
Title:	Managing Director

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